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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1: a disclosure on inquiry regarding the Company's consideration of a possible acquisition of Dreamline Co., Ltd.'s broadband business with respect to which no definitive decision has yet been made, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on September 8, 2003;

Exhibit 99.2: a fair disclosure on the Company's signing of an Investment Agreement with certain foreign investor group led by Newbridge-AIG in the aggregate amount of US$1.1 billion, the closing for which is conditional upon the satisfaction of certain conditions precedent, filed with the KOSDAQ on September 9, 2003; and

Exhibit 99.3: a fair disclosure on the Company's subscriber numbers for August 2003, filed with the KOSDAQ on September 9, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: September 10, 2003                    By: /s/ Kyu June Hwang
                                                --------------------------------
                                                Name:  Kyu June Hwang
                                                Title: Managing Director

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
99.1:             a disclosure on inquiry regarding the Company's consideration of a possible acquisition of Dreamline Co., Ltd.'s broadband business with respect to which no definitive decision has yet been made, filed with the Korea Securities Dealers Association
                  Automated Quotation Market ("KOSDAQ") on September 8, 2003.

99.2: a fair disclosure on the Company's signing of an Investment Agreement with certain foreign investor group led by Newbridge-AIG in the aggregate amount of US$1.1 billion, the closing for which is conditional upon the satisfaction of certain conditions precedent, filed with the KOSDAQ on September 9, 2003.

99.3: a fair disclosure on the Company's subscriber numbers for August 2003, filed with the KOSDAQ on September 9, 2003.